O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
	E-mail:	son@stockslaw.com

File #4438
July 29, 2008
VIA EDGAR & FACSIMILE

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Attention: Chris White, Branch Chief

Dear Sirs:

RE:	BLACKSTONE LAKE MINERALS INC. (the “Company”)
	-	Form 10-KSB for the Fiscal Year Ended October 31, 2007, Filed February 26, 2008
	-	Form 10-QSB for the Fiscal Quarters Ended January 31, 2008 and April 30, 2008, Filed March 21, 2008 and June 23, 2008
	-	File Number 000-51261

We write on behalf of the Company in response to your comment letter dated July 7, 2008 regarding the above referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-Q for the Quarter Ended April 30, 2008

NOTE 11 – DISCONTINUED OPERATIONS

1.

EXPLAIN TO US HOW THE COMPANY REALIZED A LOSS FROM DISCONTINUED OPERATIONS OF $3,842,546, WHICH INCLUDES THE LOSS ON DISPOSAL OF $3,834,033 FROM THE DISPOSITION OF SKYFLYER TECHNOLOGY. WE NOTE THAT THERE WERE NET LIABILITIES OF $367,842 AT OCTOBER 31, 2007.

On April 11, 2008, the Company sold all of the issued and outstanding shares of its wholly owned subsidiary, Skyflyer Technology GmbH (“Skyflyer”) to Inventa Holding GmbH (“Inventa”) in exchange for the surrender for cancellation of 33,000,000 shares of the Company’s common stock held by Inventa.

The Company has informed us that the loss on the disposition of Skyflyer of $3,834,033 is the difference calculated between:

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Chris White

(1)

the fair value of the 33,000,000 shares of the Company’s common stock surrendered for cancellation (33,000,000 shares at $0.13 per share), less the par value of the 33,000,000 shares (33,000,000 at $0.001 per share); and

(2)	the net liabilities of Skyflyer ($422,967) on the effective date of the disposition, April 11, 2008.

The closing stock price used to calculate fair value was that as of March 31, 2008, the date the Company agreed on the return consideration. The Company realized a loss from the discontinued operations of Skyflyer in the amount of $8,513 for the period from February 1 to April 11, 2008, the date of disposition. As a result, the total loss from discontinued operations was $3,842,546.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O'Neill”

STEPHEN F.X. O’NEILL

CIC/dml

Enclosure

cc:	Blackstone Lake Minerals Inc. Attn: Rudolf Mauer, CEO

ACKNOWLEDGEMENT OF BLACKSTONE LAKE MINERALS INC.

July 29, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Attention: Chris White, Branch Chief

Dear Sirs and Mesdames:

RE:	BLACKSTONE LAKE MINERALS INC. (the “Company”)
- File Number 000-51261

Blackstone Lake Minerals Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filing;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

BLACKSTONE LAKE MINERALS INC.

Per:
Rudolf Mauer,
President and Chief Executive Officer